DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Sidney Burke Sidney.Burke@dlapiper.com T 212.335.4509

November 17, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Attention: Stacie Gorman

Re:	Tastemaker Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed November 4, 2022

File No. 001-39858

Dear Ms. Gorman:

This letter is submitted on behalf of Tastemaker Acquisition Corp. (the “Company”) in response to the oral comment (the “Oral Comment”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on November 4, 2022 (the “Preliminary Proxy Statement”), received during a phone call held with the Staff on November 17, 2022. The Company intends to file the definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) and to include revisions in response to the Oral Comment. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Proxy Statement.

In response to the Oral Comment requesting that the Company enhance its disclosure with respect to the risks associated with having the funds in the Trust Account invested in securities, even prior to the 24-month anniversary of the effective date of the registration statement relating to the IPO, the Company respectfully advises the Staff that it proposes to revise its disclosure in the Definitive Proxy Statement by adding the italicized text set forth below.

In addition, even prior to the 24-month anniversary of the effective date of the registration statement relating to the IPO, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary of the effective date of the registration statement relating to the IPO, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning stock in a successor operating business (including New Parent), including the potential appreciation in the value of our stock and warrants following such a transaction, and our warrants would expire worthless.

United States Securities and Exchange Commission
November 17, 2022

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4509 or Stephen P. Alicanti at (212) 335-4783.

Sincerely,

DLA Piper LLP (US)

/s/ Sidney Burke

Sidney Burke
Partner

cc:	Christopher Bradley, Tastemaker Acquisition Corp.

Stephen P. Alicanti, DLA Piper LLP (US)